EXHIBIT 99.3
Investment properties

The following summary of the group´s investment properties by type as of June 30, 2018 prepared in accordance with SEC SX 12-28 (1):

	Initial Costs		Subsequent Costs	Costs at the end of the year
	Plot of land	Buildings, facilities and improvement	Improvement / additions	Plot of land	Buildings, facilities and improvement	Total	Capitalized cost, net	Fair value adjustments	Fair Value at the end of the year (2)	Date of construction	Date of acquisition
Shopping malls:
Abasto	9,753	251,247	22,455	9,753	273,702	283,455	1,098	6,840,104	7,124,657	Nov-98	Jul-94
Alto Palermo Shopping	8,694	424,322	25,359	8,694	449,681	458,375	1,480	6,710,356	7,170,211	Oct-90	Nov-97
Alto Avellaneda	18,089	186,584	38,752	18,089	225,336	243,425	145	4,299,645	4,543,215	Oct-95	Dec-97
Alcorta Shopping	8,006	101,992	52,843	8,006	154,835	162,841	699	3,121,973	3,285,513	Jun-92	Jun-97
Alto Noa	227	46,336	20,633	227	66,969	67,196	59	1,017,381	1,084,636	Sep-94	Mar-95
Buenos Aires Design	-	53,083	7,622	-	60,705	60,705	3	(50,270)	10,438	Nov-93	Nov-97
Patio Bullrich	9,814	163,711	22,569	9,814	186,280	196,094	326	1,694,358	1,890,778	Sep-88	Oct-98
Alto Rosario	25,686	74,743	34,160	25,686	108,903	134,589	2,629	3,240,618	3,377,836	Nov-04	Nov-04
Mendoza Plaza	10,546	126,413	31,785	10,546	158,198	168,744	5,212	1,565,482	1,739,438	Jun-94	Dec-94
Dot Baires Shopping	99,915	364,359	22,109	99,915	386,468	486,383	1,600	4,126,580	4,614,563	May-09	Nov-06
Córdoba Shopping (3)	1,141	98,714	12,485	1,141	111,199	112,340	50	1,000,157	1,112,547	Mar-90	Dec-06
Distrito Arcos	-	-	294,861	-	294,861	294,861	-	765,253	1,060,114	-	Nov-09
Alto Comahue	1,143	4,467	296,926	1,143	301,393	302,536	-	570,073	872,609	-	May-06
Patio Olmos	11,532	21,417	-	11,532	21,417	32,949	530	225,003	258,482	May-95	Sep-07
Soleil Premium Outlet	23,267	55,905	82,218	23,267	138,123	161,390	612	1,314,698	1,476,700	-	Jul-10
Ocampo parking space	3,201	21,137	207	3,201	21,344	24,545	-	232,084	256,629	-	Sep-06
Shopping centers	231,014	1,994,430	964,984	231,014	2,959,414	3,190,428	14,443	36,673,495	39,878,366
Office and other rental properties:
Abasto offices	-	-	15,276	-	15,276	15,276	-	93,858	109,134	Mar-13	Jul-94
Dot building	13,346	39,182	9,664	13,346	48,846	62,192	729	1,241,264	1,304,185	Sep-10	Nov-06
Anchorena 545 (Chanta IV)	812	4,495	-	812	4,495	5,307	-	60,824	66,131	-	Ago-08
Anchorena 665	2,206	8,820	-	2,206	8,820	11,026	-	84,097	95,123	-	Ago-08
Zelaya 3102	1,442	-	-	1,442	-	1,442	-	13,094	14,536	-	Jul-05
Suipacha 664	40,916	87,885	1,889	40,916	89,774	130,690	117	332,620	463,427	Jun-94	Dec-14
Bouchard 710	337,222	180,599	4,099	337,222	184,698	521,920	2,472	1,357,763	1,882,155	-	Dec-14
Intercontinental Plaza building	2,879	49,515	987	2,878	50,503	53,381	24	145,767	199,172	Jun-96	Dec-14
República building	391,506	316,686	924	391,506	317,610	709,116	563	1,961,672	2,671,351	-	Dec-14
Bank Boston tower	295,682	239,114	-	295,682	239,114	534,796	1,105	1,472,549	2,008,450	-	Dec-14
Paseo del Sol	-	2,608	-	-	2,608	2,608	-	9,266	11,874	-	Jul-15
Phillips building	-	469,034	-	-	469,034	469,034	136	334,266	803,436	-	Jun-17
Office and other rental properties	1,086,011	1,397,938	32,839	1,086,010	1,430,778	2,516,788	5,146	7,107,040	9,628,974
Undeveloped parcels of land
Building annexed to Dot	23,992	-	-	23,992	-	23,992	-	1,073,962	1,097,954	-	Nov-06
Luján plot of land	41,861	-	(298)	41,563	-	41,563	-	263,745	305,308	-	May-12
Caballito –Ferro plot of land	36,890	-	74,267	111,157	-	111,157	-	264,747	375,904	-	Nov-97
Annexed to Dot plot of land	1,980	-	-	1,980	-	1,980	-	2,207	4,187	-	Feb-17
Mendoza plot of land	3,375	-	-	3,375	-	3,375	-	2,663	6,038	-	Dec-16
Intercontinental Tower B plot of land	90,584	-	-	90,584	-	90,584	-	260,496	351,080	-	Dec-14
Mendoza Av Este 2992 plot of land	-	-	26,406	26,406	-	26,406	-	9,638	36,044	-	Mar-18
La Plata plot of land	154,125	-	-	154,125	-	154,125	-	63,937	218,062	-	Mar-18
Undeveloped parcels of land	352,807	-	100,375	453,182	-	453,182	-	1,941,395	2,394,577
Properties under development
PH Office Park	31,166	-	815,732	31,166	815,732	846,898	38,036	697,669	1,582,603	-	Nov-06
Alto Palermo Shopping annex	36,578	-	32,487	36,578	32,487	69,065	-	115,638	184,703	-	Jun-06
Phillips building	-	-	7,266	-	7,266	7,266	-	-	7,266	-	Jun-17
Alto Avellaneda	-	-	36,283	-	36,283	36,283	-	-	36,283	-	Dec-97
Mendoza Plaza	-	-	30,339	-	30,339	30,339	-	-	30,339	Jan-18	-
Alto Comahue	-	-	120,033	-	120,033	120,033	-	-	120,033	Apr-17	-
EH UTE	-	-	39,292	-	39,292	39,292	-	-	39,292	Sep-17	-
Properties under development	67,744	-	1,081,432	67,744	1,081,432	1,149,176	38,036	813,307	2,000,519
Others
DirecTV Arena stadium	-	-	106,795	-	106,795	106,795	-	45,580	152,375	-	Feb-18
Others	-	-	106,795	-	106,795	106,795	-	45,580	152,375
Total	1,737,576	3,392,368	2,286,425	1,837,950	5,578,419	7,416,369	57,625	46,580,817	54,054,811

(1)
All invesment properties are located in Argentina.
(2)
See note 10 to our Audited Financial Statements for the roll forward on the fair value of investment properties.
(3)
Encumbrance antichresis.